

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Via Facsimile
Hong Mei Ma
President
Vibe Ventures Inc.
Room 1707, 17<sup>th</sup> Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> **Re:     Vibe Ventures Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed on February 16, 2011**
> **File No. 333-164081**

Dear Ms. Ma:

We have reviewed your registration statement and response letter dated February 16, 2011 and have the following comments.

General

1.      The financial statements must be updated pursuant to Rule 8-08 of Regulation S-X to include the interim period ending January 31, 2011.

2.      Please note that you are not a reporting company under the Securities Act of 1934. Accordingly, it is unclear to us why you have determined to file current and periodic reports, including Forms 10-K, NT 10-K and NT 10-Q. Please advise.

3.      Please note that any compensation information must be updated for fiscal year 2010. Refer to Item 402 of Regulation S-K.

4.      You state that your principal executive offices are located in Edmonton, Canada. However, the first page of your registration statement lists Vibe Ventures as being in China. Please revise your registration statement to describe the operations that take place in China, the operations that take place in Canada, and confirm where your executive offices will be located.

5.        We understand that there are substantial regulatory requirements associated with foreign ownership of Internet businesses and with doing business in China in general.  Please revise your prospectus to specifically address each regulation to which you are subject and the status of your licenses and compliance with all applicable PRC regulations.  In addition, revise your disclosure to discuss the consequences to Vibe Ventures if it is determined that it has not satisfied the necessary PRC requirements.

Selected Summary Financial Data, page 7

6.        Revise to include the year ending October 31, 2010.  Update your disclosure to use your most current financial period ending.  That is, you should use October 31, 2010 for year-end analysis instead of October 31, 2009 when providing financial analysis and information.  For example, we note your dilution disclosure uses October 31, 2009 data instead of October 31, 2010 (your page 19) and your MD&A discussion is based on October 31, 2009 only (your page 26).  In addition, please clarify whether your inception date is October 29, 2009 or October 19, 2009 (see your page 49).  Revise throughout your filing to properly reflect your inception date.

Experts, page 36

7.        Revise to identify the expert and to properly identify the periods that were subject to an audit by that expert (i.e., October 31, 2010).

Financial Statements, page 38

8.        Please reposition your financial statements for the years ending October 31, 2010 and 2009 directly following your auditors' report on page 37.

Exhibits

9.        It appears that your legal opinion is limited in scope to the registration statement filed January 20, 2011.  Please revise your legal opinion.

10.      Please revise your exhibit index to indicate who is proving the legality opinion.  In this regard, we note that the Legal Matters section on page 36 identifies the firm opining on the securities as  Stepp Law Firm while the legality opinion is provided by Fletcher A. Robbe of F. Robbe International.

If you have questions or comments on the financial statements and related matters, please contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488. Please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc:     Via Facsimile (604) 468-3880
        David Wong
        Fusion Business Group